Exhibit 21.1
Subsidiaries of BitGo Holdings, Inc.

Name of Subsidiary	Jurisdiction
BitGo Trust Company, Inc.	US – South Dakota
BitGo Prime LLC	US – Delaware
BitGo, Inc.	US – Delaware